UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ANNOUNCES NASDAQ SYMBOL CHANGES TO DIIB

Montreal, February 6, 2004 - Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) announced that, effective immediately, the stock symbol used for its listing on NASDAQ has been changed to DIIB from DIIBF. The stock symbols used for its listings on the TSX remain unchanged.

Profile

Dorel is a global consumer products company which designs, markets, and distributes a diverse portfolio of powerful brands. Its extensive range of high-quality products are marketed through three independent business segments: Juvenile, Home Furnishings, and Recreational/Leisure. Dorel's Juvenile segment offers well-known brands in infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories. The Home Furnishings segment specializes in a wide variety of Ready-to-Assemble (RTA) furniture for home and office use including metal folding furniture, futons, step stools, ladders and other imported furniture items. Dorel’s Recreational/Leisure segment markets its products under popular brand names in high-quality bicycles and other recreational products.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; Madison, Wisconsin; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries, the Dorel Juvenile Group (DJG USA), which incorporate the Cosco, Safety 1st brands and Pacific Cycle which incorporates the Schwinn, Mongoose, GT and InSTEP brand names, among others. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

February 6, 2004